July 11, 2008
VIA EDGAR
Pamela Howell
Special Counsel
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Genesco Inc. Form 10-K for fiscal year ended February 2, 2008 Filed April 2, 2008 File No. 001-03083
Dear Ms. Howell:
On behalf of Genesco Inc. (the “Company”), set forth below is the Company’s response to your comment letter dated July 7, 2008, regarding certain executive compensation disclosures in the Company’s Definitive Proxy Statement on Schedule 14A that was filed with the Securities and Exchange Commission on May 8, 2008. To facilitate your review, we have included in this letter the captions and comment from your letter and have provided our response immediately following the comment.
Schedule 14A, Filed May 8, 2008
Compensation, Discussion and Analysis, page 16:
1.	We note the disclosure on page 22 regarding the individual strategic objectives that comprise 25% of the named executive officers’ annual incentive award. In future filings, clearly disclose those strategic objectives for each named executive officer. In addition, to the extent that these strategic objectives are targets, please disclose the specific quantitative performance targets used to determine incentive amounts in future filings, or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses reasonable risk of competitive harm.

Pamela Howell
July 11, 2008

Response:
The Company acknowledges the Staff’s comment and confirms that, in future filings, the Company will revise and/or expand its disclosures regarding individual strategic objectives that comprise a portion of the named executive officers’ annual incentive award. To the extent such objectives consist of specific quantitative performance targets, the Company will either disclose such targets or provide the disclosure required by Instruction 4 to Item 402(b) of Regulation S-K.
In connection with responding to your comment, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the Company’s response to your comment letter, please do not hesitate to contact me at (615) 367-8444.

Sincerely,
/s/ Roger G. Sisson
Roger G. Sisson
Senior Vice President, Secretary and General Counsel